SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX RADIO, INC.
(Name of Subject Company (Issuer))
COX ENTERPRISES, INC.
COX MEDIA GROUP, INC.
(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $0.33 PER SHARE
(Title of Class of Securities)

224051102
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
Copy to:
Stuart A. Sheldon, Esq.
Thomas D. Twedt, Esq.
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, D.C. 20036
Telephone: (202) 776-2000
CALCULATION OF FILING FEE

Transaction Valuation(1): $65,237,321	Amount of Filing Fee(2): $3,641
(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $3.80 (i.e., the tender offer price) and (ii) 17,167,716, the estimated maximum number of shares of Class A common stock, par value $0.33 per share, of Cox Radio, Inc. Such number of Shares represents the 20,759,670 Shares outstanding as of March 17, 2009, less the 3,591,954 Shares already beneficially owned by Cox Enterprises, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11.
This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) relates to the offer by Cox Media Group, Inc., a Delaware corporation and a wholly-owned subsidiary of Cox Enterprises, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Cox not owned by Cox Media Group, at a purchase price of $3.80 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”).
The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.
Item 10. Financial Statements.
(a) Not material.
(b) Not material.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 23, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement to be published on March 24, 2009.

(a)(1)(H)	Cox Enterprises, Inc. press release, dated March 23, 2009.

(a)(1)(I)	Letter to Board of Directors of Cox Radio, Inc., dated March 22, 2009 (incorporated by reference to Exhibit 7.02 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(a)(1)(J)	Notice to Participants of Cox Radio, Inc. Employee Stock Purchase Plan to be mailed by Cox Enterprises to plan participants.

(a)(1)(K)	Email correspondence to employees of Cox Enterprises and Cox Radio from Cox Enterprises delivered on March 23, 2009.

Exhibit No.	Description

(b)(1)	Credit Agreement, dated as of July 26, 2006, by and among Cox Enterprises, Inc., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A. and Wachovia Capital Markets, LLC, as syndication agents, Lehman Brothers Inc. and The Bank of Tokyo-Mitsubishi UFJ, LTD, New York Branch, as documentation agents, and JP Morgan Securities, Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(2)	First Commitment Increase Amendment to Credit Agreement, dated as of September 28, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(3)	Second Amendment and Limited Waiver to Credit Agreement, dated as of December 29, 2008 (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(c)(1)	Materials presented by Citigroup Global Markets Inc. to the senior management of Cox Enterprises, Inc. on March 16, 2009.

(c)(2)	Materials presented by Citigroup Global Markets Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009.

(c)(3)	Materials presented by senior management of Cox Enterprises, Inc. and Cox Media Group, Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009.

(d)	None.

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.
Item 13. Information Required By Schedule 13e-3.
     Item 13. Financial Statements.
(a)	Financial Information Required by Item 1010(a) of Regulation M-A:
(1)	The audited consolidated financial statements of Radio as of and for the fiscal years ended December 31, 2008 and 2007 are incorporated herein by reference to Item 8 to Radio’s annual report on Form 10-K for the year ended December 31, 2008.

(2)	Not applicable.

(3)	Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Tender Offer — Section 7 — Certain Information Concerning Radio.”

(4)	Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Tender Offer — Section 7 — Certain Information Concerning Radio.”
(b)	Financial Information Required by Item 1010(b) of Regulation M-A:

Pro forma financial information for Radio is not material to the Offer.

(c)	Financial Information Required by Item 1010(c) of Regulation M-A:

Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Tender Offer — Section 7 — Certain Information Concerning Radio.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.
/s/ John M. Dyer
John M. Dyer
Executive Vice President and Chief Financial Officer

COX MEDIA GROUP, INC.
/s/ Neil O. Johnston
Neil O. Johnston
Vice President and Chief Financial Officer

Date: March 23, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 23, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement to be published on March 24, 2009.

(a)(1)(H)	Press release issued by Cox Enterprises, Inc., dated March 23, 2009.

(a)(1)(I)	Letter to Board of Directors of Cox Radio, Inc., dated March 22, 2009 (incorporated by reference to Exhibit 7.02 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(a)(1)(J)	Notice to Participants of Cox Radio, Inc. Employee Stock Purchase Plan to be mailed by Cox Enterprises, Inc. to plan participants.

(a)(1)(K)	Email correspondence to Employees of Cox Enterprises and Cox Radio from Cox Enterprises delivered on March 23, 2009.

(b)(1)	Credit Agreement, dated as of July 26, 2006, by and among Cox Enterprises, Inc., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A. and Wachovia Capital Markets, LLC, as syndication agents, Lehman Brothers Inc. and The Bank of Tokyo-Mitsubishi UFJ, LTD, New York Branch, as documentation agents, and JP Morgan Securities, Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(2)	First Commitment Increase Amendment to Credit Agreement, dated as of September 28, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(3)	Second Amendment and Limited Waiver to Credit Agreement, dated as of December 29, 2008 (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(c)(1)	Materials presented by Citigroup Global Markets Inc. to the senior management of Cox Enterprises, Inc. on March 16, 2009.

(c)(2)	Materials presented by Citigroup Global Markets Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009.

(c)(3)	Materials presented by senior management of Cox Enterprises, Inc. and Cox Media Group, Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009.

Exhibit No.	Description

(d)	None.

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.